Exhibit 99.1

Enlivex Receives Notice of Allowance for Chinese Patent Application Covering the Use of Allocetra in Patients with Osteoarthritis

Nes-Ziona, Israel, March 17, 2025 (GLOBE NEWSWIRE) -- Enlivex Therapeutics Ltd. (Nasdaq: ENLV, the “Company”), a clinical-stage macrophage reprogramming immunotherapy company, today announced that the China National Intellectual Property Administration (CNIPA) issued a notice of allowance for patent application number 2020800620493. Once issued, the resulting patent will provide Enlivex with added intellectual property protection in China through at least 2040 with claims covering methods of using Allocetra™ to treat subjects with osteoarthritis. The Company expects that this new patent will be issued in China during the first half of 2025.

Enlivex recently reported positive interim six (6) months efficacy data from the first stage of its ongoing randomized, multi-country Phase I/II Allocetra™ trial in patients with moderate to severe knee osteoarthritis.

Key highlights:

●	Statistically significant, 47.0% average reduction of reported pain (P=0.0001), compared to average pain level at baseline

●	46% improvement in joint function and 40% improvement in joint stiffness

●	83% of the patients were still considered as responders to treatment[1] after 6 months

●	No serious adverse events

●	Efficacy continues to display strong persistence and durability over time, maintaining the 3-month positive effect

Oren Hershkovitz, Ph.D, CEO of Enlivex, commented, “We are very pleased to receive the first patent allowance for the use of AllocetraTM as a potential treatment in patients with osteoarthritis. We believe that this allowance provides high assurance that similar patent allowances will be obtained across all major jurisdictions as part of our IP portfolio rollout.”

ABOUT KNEE OSTEOARTHRITIS2

Osteoarthritis is by far the most common form of arthritis, affecting more than 32.5 million Americans and more than 300 million individuals worldwide. About half of knees with ACL injuries develop osteoarthritis within 5 to 15 years. 78 million Americans are projected to have osteoarthritis by the year 2040. Symptomatic knee osteoarthritis is particularly prevalent and disabling, with 40% of men and 47% of women developing knee osteoarthritis in their lifetimes. Osteoarthritis accounts for over one million hospitalizations annually in the United States, primarily for total joint replacement. The burden of osteoarthritis is enormous, and the need for treatments that reduce pain and attendant disability for persons with osteoarthritis is critical. There are currently no medications approved by either the U.S. Food and Drug Administration (FDA) or the European Medicines Agency (EMA) that have been demonstrated to arrest, slow or reverse progression of structural damage in the joint.

[1]	According to the OMERACT-OARSI criteria (Outcome Measures in Arthritis Clinical Trials-Osteoarthritis Research Society International)
[2]	Source: The Arthritis Foundation, Disease modification in osteoarthritis; pathways to drug approval, Katz et. Al., Osteoarthritis and Cartilage Open (2) (2020)

ABOUT ENLIVEX

Enlivex is a clinical stage macrophage reprogramming immunotherapy company developing Allocetra™, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of life-threatening and life debilitating conditions. For more information, visit https://enlivex.com/.

Safe Harbor Statement: This press release contains forward-looking statements, which may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would,” “could,” “intends,” “estimates,” “suggests,” “has the potential to” and other words of similar meaning, including statements regarding expected cash balances, expected clinical trial results, market opportunities for the results of current clinical studies and preclinical experiments, the effectiveness of, and market opportunities for, ALLOCETRATM programs. All such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect Enlivex’s business and prospects, including the risks that Enlivex may not succeed in generating any revenues or developing any commercial products; that the products in development may fail, may not achieve the expected results or effectiveness and/or may not generate data that would support the approval or marketing of these products for the indications being studied or for other indications; that ongoing studies may not continue to show substantial or any activity; and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. The results of clinical trials in humans may produce results that differ significantly from the results of clinical and other trials in animals. The results of early-stage trials may differ significantly from the results of more developed, later-stage trials. The development of any products using the ALLOCETRATM product line could also be affected by a number of other factors, including unexpected safety, efficacy or manufacturing issues, additional time requirements for data analyses and decision making, the impact of pharmaceutical industry regulation, the impact of competitive products and pricing and the impact of patents and other proprietary rights held by competitors and other third parties. In addition to the risk factors described above, investors should consider the economic, competitive, governmental, technological and other factors discussed in Enlivex’s filings with the Securities and Exchange Commission, including in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. The forward-looking statements contained in this press release speak only as of the date the statements were made, and we do not undertake any obligation to update forward-looking statements, except as required under applicable law.

ENLIVEX CONTACT

Shachar Shlosberger, CFO

Enlivex Therapeutics, Ltd.

shachar@enlivexpharm.com

INVESTOR RELATIONS CONTACT

Dave Gentry, CEO

RedChip Companies Inc.

1-407-644-4256

ENLV@redchip.com